                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                 AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended September 30, 1998

                        Commission file number:  1-12238

                     MHM SERVICES, INC. 401(k) SAVINGS PLAN


                               MHM Services, Inc.
                     8065 Westwood Center Drive, Suite 400
                             Vienna, Virginia 22182

MHM SERVICES, INC. 401(k) SAVINGS PLAN

SEPTEMBER 30, 1998 AND 1997

INDEX

================================================================================


Independent Auditors' Report


FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Plan Benefits as of September 30, 1998 and 1997

     Statements of Changes in Net Assets Available for Plan Benefits for the years ended September 30, 1998, 1997 and 1996

     Notes to Financial Statements

SCHEDULE I - ITEM 27a

     Schedule of Assets Held for Investment Purposes as of September 30, 1998

SCHEDULE II - ITEM 27d

     Schedule of Reportable Transactions for the year ended September 30, 1998

SIGNATURE
EXHIBIT__

     Consent of Independent Auditors-KPMG LLP

INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of the
    MHM Services Inc. 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the MHM Services Inc. 401(k) Savings Plan (the "Plan") as of September 30, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended September 30, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of September 30, 1998 and 1997 and the changes in net assets available for plan benefits for each of the years in the three-year period ended September 30, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the foregoing table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The 1998 and 1997 Fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP

McLean, Virginia
November 20, 1998

MHM SERVICES INC. 401(k) SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits

September 30, 1998

===============================================================================================================================

                                                                     Supplemental information by fund
                                            -----------------------------------------------------------------------------------

                                               American
                                                Century            Papp        Manager's           Hotchkis
                                               Income &        American          Special            & Wiley            Steinroe
                                                 Growth          Abroad         Equities       International             Income
-------------------------------------------------------------------------------------------------------------------------------

Assets:
  Investments -- at fair value              $   381,751         237,703          319,698            105,732              79,658
  Participant loans                                   -               -                -                  -                   -
  Employee contributions receivable               5,724           2,870            4,224              1,062                 769
  Employer contributions receivable               2,390           1,516            2,274                625                 378
-------------------------------------------------------------------------------------------------------------------------------

Total assets                                    389,865         242,089          326,196            107,419              80,805

Liabilities - accrued expenses                        -               -                -                  -                   -
-------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits      $   389,865         242,089          326,196            107,419              80,805
===============================================================================================================================



===============================================================================================================================

                                                                Supplemental information by fund
                                            -------------------------------------------------------------------
                                                   Schwab
                                            Institutional
                                                Advantage                                    MHM
                                                    Money           Westwood              Common           Loan
                                                     Fund           Balanced               Stock           Fund           Total
-------------------------------------------------------------------------------------------------------------------------------

Assets:
  Investments -- at fair value                    151,879             10,948              76,921              -       1,364,290
  Participant loans                                     -                  -                   -         14,145          14,145
  Employee contributions receivable                 4,291                719                 672              -          20,331
  Employer contributions receivable                 2,172                296                 581              -          10,232
-------------------------------------------------------------------------------------------------------------------------------

Total assets                                      158,342             11,963              78,174         14,145       1,408,998

Liabilities - accrued expenses                        985                  -                   -              -             985
-------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits            157,357             11,963              78,174         14,145       1,408,013
===============================================================================================================================

See accompanying notes to financial statements.

MHM SERVICES INC. 401(k) SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits

September 30, 1997

=================================================================================================================================

                                                                       Supplemental information by fund
                                     --------------------------------------------------------------------------------------------
                                          Large                Large                Small                            Intermediate
                                     Cap. Value          Cap. Growth          Cap. Growth       International               Fixed
                                         Equity               Equity               Equity              Equity              Income
---------------------------------------------------------------------------------------------------------------------------------

Assets:
  Investments -- at fair value        $ 412,921              295,688              387,113             149,232             101,050
  Participant loans                           -                    -                    -                   -                   -
  Employee contributions receivable       1,121                1,007                1,517                 904                 579
  Employer contributions receivable           -                    -                    -                   -                   -
---------------------------------------------------------------------------------------------------------------------------------

Total assets                            414,042              296,695              388,630             150,136             101,629

Liabilities - accrued expenses                -                    -                    -                   -                   -
---------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan
  benefits                            $ 414,042              296,695              388,630             150,136             101,629
=================================================================================================================================


================================================================================================================

                                                    Supplemental information by fund
                                     ----------------------------------------------------------------
                                                           MHM             MEDIQ
                                        Stable          Common            Common         Loan
                                         Value           Stock             Stock         Fund             Total
----------------------------------------------------------------------------------------------------------------

Assets:
  Investments -- at fair value         162,901         109,563           116,962            -         1,735,430
  Participant loans                          -               -                 -       36,320            36,320
  Employee contributions receivable      1,459             353                 -            -             6,940
  Employer contributions receivable          -          11,166                 -            -            11,166
----------------------------------------------------------------------------------------------------------------

Total assets                           164,360         121,082           116,962       36,320         1,789,856

Liabilities - accrued expenses             810               -                 -            -               810
----------------------------------------------------------------------------------------------------------------

Net assets available for plan
  benefits                             163,550         121,082           116,962       36,320         1,789,046
================================================================================================================

See accompanying notes to financial statements.

MHM SERVICES INC. 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended September 30, 1998

==============================================================================================================================

                                                                   Supplemental information by fund
                                              --------------------------------------------------------------------------------
                                                                                                                       Schwab
                                                American                                                        Institutional
                                                 Century           Papp     Manager's        Hotchkis               Advantage
                                                Income &       American       Special         & Wiley    Steinroe       Money
                                                  Growth         Abroad      Equities   International     Income         Fund
------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits,
    October 1, 1997                            $       -              -             -               -          -            -

Additions:
    Employee contributions                        60,592         45,597        53,725          17,547      9,528       35,617
    Employer contributions                        10,067          8,048        10,020           3,195      1,825        6,735
    Investment income                             46,478          2,597        13,435           3,989      5,001        5,671
    Net realized/unrealized gains (losses)        (9,789)        (8,820)      (67,614)        (11,974)    (1,411)        (906)
------------------------------------------------------------------------------------------------------------------------------

Total additions                                  107,348         47,422         9,566          12,757     14,943       47,117
------------------------------------------------------------------------------------------------------------------------------

Deductions:
    Benefit payments                             189,765        125,155        55,749          32,958     31,155       52,243
    Administrative expenses                        6,490          4,151         5,463           1,979      1,132        1,761
------------------------------------------------------------------------------------------------------------------------------

Total deductions                                 196,255        129,306        61,212          34,937     32,287       54,004
------------------------------------------------------------------------------------------------------------------------------

Net additions (deductions)
    prior to interfund transfers                 (88,907)       (81,884)      (51,646)        (22,180)   (17,344)      (6,887)

Interfund transfers                              478,772        323,973       377,842         129,599     98,149      164,244
------------------------------------------------------------------------------------------------------------------------------

Net additions (deductions)                       389,865        242,089       326,196         107,419     80,805      157,357
------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits,
    September 30, 1998                         $ 389,865        242,089       326,196         107,419     80,805      157,357
==============================================================================================================================



=================================================================================================================

                                                                Supplemental information by fund
                                              -------------------------------------------------------------------

                                                                                             Large         Large
                                                                  MHM                         Cap.          Cap.
                                              Westwood         Common          Loan          Value        Growth
                                              Balanced          Stock          Fund         Equity        Equity
-----------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits,
    October 1, 1997                                  -        121,082        36,320        414,042       296,695

Additions:
    Employee contributions                       6,233          8,233             -          8,037         7,395
    Employer contributions                         902          2,064             -              -             -
    Investment income                            1,271          6,133         1,276             78           104
    Net realized/unrealized gains (losses)        (912)       (50,459)            -         (5,107)       (4,198)
-----------------------------------------------------------------------------------------------------------------

Total additions                                  7,494       (34,029)         1,276          3,008         3,301
-----------------------------------------------------------------------------------------------------------------

Deductions:
    Benefit payments                            24,560         15,210             -          1,582         1,460
    Administrative expenses                        338            632             -              -             -
-----------------------------------------------------------------------------------------------------------------

Total deductions                                24,898         15,842             -          1,582         1,460
-----------------------------------------------------------------------------------------------------------------

Net additions (deductions)
    prior to interfund transfers               (17,404)       (49,871)        1,276          1,426         1,841

Interfund transfers                             29,367          6,963       (23,451)      (415,468)     (298,536)
-----------------------------------------------------------------------------------------------------------------

Net additions (deductions)                      11,963        (42,908)      (22,175)      (414,042)     (296,695)
-----------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits,
    September 30, 1998                          11,963         78,174        14,145              -             -
=================================================================================================================


================================================================================================================================

                                                                      Supplemental information by fund
                                              ----------------------------------------------------------------------------------
                                                 Small
                                                  Cap.                   Intermediate                        MEDIQ
                                                Growth   International          Fixed         Stable        Common
                                                Equity          Equity         Income          Value         Stock        Total
--------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits,
    October 1, 1997                            388,630        150,136         101,629        163,550       116,962    1,789,046

Additions:
    Employee contributions                       3,654          6,314           5,589          7,339             -      275,400
    Employer contributions                           -              -               -              -             -       42,856
    Investment income                               52             26             525         (3,107)       (1,512)      82,017
    Net realized/unrealized gains (losses)     (37,042)       (14,404)            509             (8)        1,104     (211,031)
--------------------------------------------------------------------------------------------------------------------------------

Total additions                                (33,336)        (8,064)          6,623          4,224          (408)     189,242
--------------------------------------------------------------------------------------------------------------------------------

Deductions:
    Benefit payments                             1,416          1,325             341          5,116        10,294      548,329
    Administrative expenses                          -              -               -              -             -       21,946
--------------------------------------------------------------------------------------------------------------------------------

Total deductions                                 1,416          1,325             341          5,116        10,294      570,275
--------------------------------------------------------------------------------------------------------------------------------

Net additions (deductions)
    prior to interfund transfers               (34,752)        (9,389)          6,282           (892)      (10,702)    (381,033)

Interfund transfers                           (353,878)      (140,747)       (107,911)      (162,658)     (106,260)           -
--------------------------------------------------------------------------------------------------------------------------------

Net additions (deductions)                    (388,630)      (150,136)       (101,629)      (163,550)     (116,962)    (381,033)
--------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits,
    September 30, 1998                               -              -               -              -             -    1,408,013
================================================================================================================================


See accompanying notes to financial statements

MHM SERVICES INC. 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended September 30, 1997

======================================================================================================================

                                                                    Supplemental information by fund
                                               -----------------------------------------------------------------------
                                                    Large         Large          Small                   Intermediate
                                               Cap. Value   Cap. Growth    Cap. Growth   International          Fixed
                                                   Equity        Equity         Equity          Equity         Income
----------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits,
      October 1, 1996                          $  371,834       275,488        442,430         141,842        125,589

Additions:
      Employee contributions                       45,155        37,673         43,086          27,893         20,941
      Employer contributions                            -             -              -               -              -
      Investment income                            21,798         9,435         47,584           9,145          7,203
      Net realized/unrealized
           gains (losses)                          99,786        65,551          4,742           7,169          1,170
----------------------------------------------------------------------------------------------------------------------

Total additions                                   166,739       112,659         95,412          44,207         29,314
----------------------------------------------------------------------------------------------------------------------

Deductions:
      Benefit payments                            145,051        91,817        136,727          37,513         55,524
----------------------------------------------------------------------------------------------------------------------

Net additions (deductions) prior to
      interfund transfers                          21,688        20,842        (41,315)          6,694        (26,210)

Interfund transfers                                20,520           365        (12,485)          1,600          2,250
----------------------------------------------------------------------------------------------------------------------

Net additions (deductions)                         42,208        21,207        (53,800)          8,294        (23,960)
----------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits,
      September 30, 1997                       $  414,042       296,695        388,630         150,136        101,629
======================================================================================================================


===================================================================================================

                                                    Supplemental information by fund
                                              -------------------------------------------
                                                               MHM      MEDIQ
                                                Stable      Common     Common       Loan
                                                 Value       Stock      Stock       Fund      Total
---------------------------------------------------------------------------------------------------

Net assets available for plan benefits,
      October 1, 1996                          133,794      45,253     91,703     58,575  1,686,508

Additions:
      Employee contributions                    51,006       7,093          -          -    232,847
      Employer contributions                         -      37,656          -          -     37,656
      Investment income                          6,206         103          -        552    102,026
      Net realized/unrealized
           gains (losses)                        (869)      41,474     37,552          -    256,575
---------------------------------------------------------------------------------------------------

Total additions                                 56,343      86,326     37,552        552    629,104
---------------------------------------------------------------------------------------------------

Deductions:
      Benefit payments                          27,973       8,397     12,293     11,271    526,566
---------------------------------------------------------------------------------------------------

Net additions (deductions) prior to
      interfund transfers                       28,370      77,929     25,259    (10,719)   102,538

Interfund transfers                              1,386      (2,100)         -    (11,536)         -
---------------------------------------------------------------------------------------------------

Net additions (deductions)                      29,756      75,829     25,259    (22,255)   102,538
---------------------------------------------------------------------------------------------------

Net assets available for plan benefits,
      September 30, 1997                       163,550     121,082    116,962     36,320  1,789,046
===================================================================================================

See accompanying notes to financial statements.

MHM SERVICES INC. 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended September 30, 1996

===========================================================================================================================

                                                                       Supplemental information by fund
                                            -------------------------------------------------------------------------------
                                                  Large             Large           Small                     Intermediate
                                             Cap. Value       Cap. Growth     Cap. Growth    International           Fixed
                                                 Equity            Equity          Equity           Equity          Income
---------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits,
      October 1, 1995                         $ 433,267           360,562         411,985          185,718         155,727

Additions:
      Employee contributions                     66,842            72,511         106,125           31,623          52,458
      Employer contributions                          -                 -               -                -               -
      Investment income                          13,975            16,405          61,099            7,724          10,734
      Net realized/unrealized
           gains (losses)                        42,746            32,660          23,436            1,749          (4,743)
---------------------------------------------------------------------------------------------------------------------------

Total additions (deductions)                    123,563           121,576         190,660           41,096          58,449
---------------------------------------------------------------------------------------------------------------------------

Deductions:
      Benefit payments                          168,071           199,264         192,263           88,558          94,865
---------------------------------------------------------------------------------------------------------------------------

Net additions (deductions) prior to
      interfund transfers                       (44,508)          (77,688)         (1,603)         (47,462)        (36,416)

Interfund transfers                             (16,925)           (7,386)         32,048            3,586           6,278
---------------------------------------------------------------------------------------------------------------------------

Net additions (deductions)                      (61,433)          (85,074)         30,445          (43,876)        (30,138)
---------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits,
      September 30, 1996                      $ 371,834           275,488         442,430          141,842         125,589
===========================================================================================================================


==========================================================================================================

                                                       Supplemental information by fund
                                            ------------------------------------------------
                                                              MHM         MEDIQ
                                              Stable       Common        Common        Loan
                                               Value        Stock         Stock        Fund         Total
----------------------------------------------------------------------------------------------------------

Net assets available for plan benefits,
      October 1, 1995                        192,641      176,222       198,568      64,242     2,178,932

Additions:
      Employee contributions                  53,481        9,382             -           -       392,422
      Employer contributions                       -       67,316             -           -        67,316
      Investment income                        7,552            -             -           -       117,489
      Net realized/unrealized
           gains (losses)                     (1,105)    (157,132)        3,445           -       (58,944)
----------------------------------------------------------------------------------------------------------

Total additions (deductions)                  59,928     (80,434)         3,445           -       518,283
----------------------------------------------------------------------------------------------------------

Deductions:
      Benefit payments                       136,624       50,447        80,615           -     1,010,707
----------------------------------------------------------------------------------------------------------

Net additions (deductions) prior to
      interfund transfers                    (76,696)    (130,881)      (77,170)          -      (492,424)

Interfund transfers                           17,849          (88)      (29,695)     (5,667)            -
----------------------------------------------------------------------------------------------------------

Net additions (deductions)                   (58,847)    (130,969)     (106,865)     (5,667)     (492,424)
----------------------------------------------------------------------------------------------------------

Net assets available for plan benefits,
      September 30, 1996                     133,794       45,253        91,703      58,575     1,686,508
==========================================================================================================

See accompanying notes to financial statements.

MHM SERVICES INC. 401(k) SAVINGS PLAN

Notes to Financial Statements

September 30, 1998 and 1997

================================================================================

  (1)    DESCRIPTION OF THE PLAN

         The following description of the MHM Services, Inc. 401(k) Savings Plan (the Plan), formerly known as Mental Health Management, Inc. Employees' Savings Plan, provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan provisions.

         GENERAL

         The effective date of the Plan was September 1, 1993. The Plan is a defined contribution plan. Employees are eligible to join the Plan upon completion of one year of service during which they have worked a minimum of 1,000 hours and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         CONTRIBUTIONS

         Participants may contribute to the Plan from 1 percent to 15 percent (1 percent to 23 percent beginning in July 1998 of their salaries to be invested, as they choose, in the various funds described in note 3. The Plan provides that MHM Services, Inc. (the Company) will make a matching contribution equal to $.50 for each $1.00 contributed by a participant, not to exceed 3 percent of the participant's compensation. The Company's matching contribution is made in cash to be distributed among the funds elected by the participant.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances.
         The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         VESTING

         A participant's accrued benefit is at all times fully vested and nonforfeitable upon death, retirement, disability or termination of employment.





                                                                     (Continued)

MHM SERVICES INC. 401(k) SAVINGS PLAN

Notes to Financial Statements

================================================================================

  (1)    CONTINUED

         PARTICIPANT LOANS

         Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from one to five years or up to ten years for the building, rehabilitation or purchase of a primary residence. The loans are secured by the balances in the participants' accounts and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through payroll deductions.

         PAYMENT OF BENEFITS

         Upon termination of service, participants may elect to receive a lump-sum payout of their accounts. If the account balance at termination exceeds $3,500, a participant may leave the money in the Plan after leaving the Company. Participants may also qualify for up to two hardship withdrawals per Plan year with respect to amounts attributable to basic contributions. In order to obtain a hardship withdrawal, participants must exhaust the possibility of all other withdrawals (other than hardship withdrawals) under the Plan. Upon receiving a hardship distribution, participants are suspended from making contributions to the Plan for one year.

         Distributions from the funds, with the exception of the MHM Services, Inc. (MHM) stock fund, are made in cash. Distributions from the MHM stock fund are in the form of the securities held; however, distributions of the Company's common stock shall be made in cash whenever the number of shares to be distributed is 100 or less.


  (2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the accrual method of accounting.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.





                                                                     (Continued)

MHM SERVICES INC. 401(k) SAVINGS PLAN

Notes to Financial Statements

================================================================================

  (2)    CONTINUED

         INVESTMENT VALUATION AND INCOME RECOGNITION

         The Plan's managed investment funds and Company common stock are stated at fair value which is determined by closing prices as of the last trading day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are valued at cost which approximates fair market value. Dividends and interest are recorded when earned.

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.

         RECLASSIFICATIONS

         Certain 1997 and 1996 amounts have been reclassed to conform to the 1998 presentation.


  (3)    INVESTMENT OPTIONS

         Contributions are invested in accordance with the written directions of the participants in one or more of the following funds. During 1998, the Plan changed investment managers and investment options and transferred participants' balances to the comparable investment funds offered by the new managers. Pursuant to the Plan, the selection of investment options is the sole responsibility of each participant. Neither the trustees nor the Company have any responsibility to select investment options or to advise participants in selecting their investment options. Subject to the applicable provisions of law, each participant assumes all risks connected with any decrease in the market value of any securities in these funds, and distributions from such funds are the sole source of payments made under the Plan.

         AMERICAN CENTURY INCOME & GROWTH FUND

         This fund seeks dividend growth, current income, and capital appreciation by investing in common stocks. It is income-oriented, seeking a total return that exceeds the total return of the S&P 500 Composite Stock Price Index and a dividend yield that exceeds the S&P 500's dividend yield.





                                                                     (Continued)

MHM SERVICES INC. 401(k) SAVINGS PLAN

Notes to Financial Statements

================================================================================

  (3)    CONTINUED

         PAPP AMERICAN-ABROAD FUND

         This fund seeks to obtain long-term capital growth resulting to a considerable extent from international activities of its companies. The fund acquires common stocks of US companies that have substantial activities abroad, and common stocks of foreign companies that are traded publicly in the US securities markets.

         MANAGERS SPECIAL EQUITIES FUND

         This fund seeks long-term capital appreciation by investing in the securities of small to medium capitalization companies expected to have superior earnings growth potential.

         HOTCHKIS & WILEY INTERNATIONAL FUND

         This fund seeks to provide current income and long-term growth of income, accompanied by growth of capital by investing in international equity securities.

         STEINROE INCOME FUND

         This fund seeks high current income by investing principally in medium quality debt securities with at least 60% of its assets invested in medium or higher-quality debt securities.

         CHARLES SCHWAB INSTITUTIONAL ADVANTAGE MONEY FUND

         This fund seeks security and liquidity. It invests in short-term interest bearing securities.

         WESTWOOD BALANCED FUND

         This fund seeks to realize both capital appreciation and current income by investing in both equity and debt securities.





                                                                     (Continued)

MHM SERVICES INC. 401(k) SAVINGS PLAN

Notes to Financial Statements

================================================================================

  (3)    CONTINUED

         MHM SERVICES, INC. COMMON STOCK

         Purchase of MHM common stock allows employees to invest in their Company stock over and above the matching contribution.

         LARGE CAPITALIZATION VALUE EQUITY FUND

         The objective of this fund is to seek total return consisting of capital appreciation and dividend income by investing primarily in a diversified portfolio of highly liquid common stocks. The portfolio's assets will be invested primarily in common stocks of issuers with total market capitalization of $1 billion or greater at the time of purchase.

         LARGE CAPITALIZATION GROWTH EQUITY FUND

         This fund seeks substantial capital appreciation over time by investing primarily in a diversified portfolio of common stocks, characterized by a growth of earnings at a rate faster than that of the S&P 500 index. The Portfolio's assets will be invested primarily in common stocks of issuers with total market capitalization of $1 billion or greater at the time of purchase.

         SMALL CAPITALIZATION GROWTH EQUITY FUND

         This fund seeks to achieve maximum long-term capital appreciation through investing primarily in the common stock of "emerging growth" companies (total market capitalization of $550 million or less).

         INTERNATIONAL EQUITY FUND

         This fund seeks to achieve long-term capital appreciation through investing primarily in equity securities of companies domiciled outside the United States.





                                                                     (Continued)

MHM SERVICES INC. 401(k) SAVINGS PLAN

Notes to Financial Statements

================================================================================

  (3)    CONTINUED

         INTERMEDIATE FIXED INCOME FUND

         This fund seeks a high level of current income, with potential for some capital appreciation, while keeping risk at a minimum. The fund invests in high quality, intermediate-term fixed income securities.

         STABLE VALUE FUND

         This fund seeks to provide stable investment returns with a high degree of capital protection by investing primarily in contracts (GIC's and BIC's) that are guaranteed by high rated, major life insurance companies and banks, other GIC Collective Funds, and in cash equivalents.

         MHM SERVICES, INC. STOCK FUND

         Purchase of MHM common stock allows employees to invest in their Company stock over and above the matching contribution.

         MEDIQ STOCK FUND

         In August of 1993, the company spun off from MEDIQ Incorporated and formed a separate entity. This fund contains the common stock of MEDIQ Incorporated.


  (4)    ADMINISTRATIVE EXPENSES

         Beginning in 1998, administrative expenses are charged directly to the Plan. Prior to 1998, these expenses were paid by the Company. Administrative expenses amounted to $21,946 for the year ended September 30, 1998.





                                                                     (Continued)

MHM SERVICES INC. 401(k) SAVINGS PLAN

Notes to Financial Statements

================================================================================

  (5)    INVESTMENTS

         At September 30, 1998, investments representing 5 percent or more of the Plan's net assets available for plan benefits included all funds except the Westwood Balanced and Loan Funds. At September 30, 1997, investments representing 5 percent or more of the Plan's net assets available for plan benefits included all funds except the Loan Fund.

         Investment income and net realized/unrealized gains (losses) are comprised of the following for the years ended September 30, 1998, 1997 and 1996, respectively:


                                                           1998           1997              1996
--------------------------------------------------------------------------------------------------
Investment income:
   Dividends                                    $        21,187         24,215            31,011
   Interest on participant loans                          1,276            552                 -
   Capital gains distributions                           59,554         77,259            86,478
--------------------------------------------------------------------------------------------------

                                                $        82,017        102,026           117,489
==================================================================================================

Realized/unrealized gains (losses):
   Realized gains                                       317,087         63,488            68,174
   Unrealized gains (losses)                           (516,571)       203,333          (113,253)
   Investment expenses                                  (11,547)       (10,246)          (13,865)
--------------------------------------------------------------------------------------------------

                                                $       (211,031)      256,575           (58,944)
==================================================================================================

  (6)    PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


  (7)    PLAN AMENDMENT

         Effective October 1, 1997, the Plan was amended and restated through the adoption of a new 401(k) prototype plan document. The amendments had no effect on net assets and the significant plan provisions have basically remained the same.





                                                                     (Continued)

MHM SERVICES INC. 401(k) SAVINGS PLAN

Notes to Financial Statements

================================================================================

  (8)    TAX STATUS

         The Plan was amended and restated on October 10, 1997 through the adoption of a prototype 401(k) plan provided by Milliman and Robertson, the Plan Administrator. The original Plan received an opinion letter from the IRS dated August 2, 1993, which indicates that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The amended and restated Plan is relying on a determination letter dated April 13, 1993 with respect to the prototype plan document. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan's financial statements.

         Employee salary reduction contributions to the Plan, subject to an annual limitation of 25 percent of annual compensation, are not subject to income tax until withdrawn from the Plan as permitted under
         Section 401(k) of the IRC. Additionally, employees are not subject to federal income tax on the employer's contributions to the Plan or income earned thereon until withdrawn from the Plan.


  (9)    DIFFERENCES BETWEEN IRS FORM 5500 AND AUDITED FINANCIAL STATEMENTS

         The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500:

                                                                                September 30
                                                                    ------------------------------
                                                                             1998            1997
--------------------------------------------------------------------------------------------------
Net assets available for plan benefits                              $   1,408,013       1,789,046
Amounts payable to participants at year end                                     -          (2,717)
--------------------------------------------------------------------------------------------------

Net assets available for plan benefits per the Form 5500            $   1,408,013       1,786,329
==================================================================================================

         The following is a reconciliation of benefit payments paid to participants per the financial statements to the Form 5500:

                                                                                September 30
                                                                    ------------------------------
                                                                             1998            1997
--------------------------------------------------------------------------------------------------
Benefit payments per the financial statements                         $   548,329         526,014
Amounts payable to participants at September 30, 1997                      (2,717)          2,717
--------------------------------------------------------------------------------------------------

Benefit payments per the Form 5500                                    $   545,612         528,731
==================================================================================================

         Amounts currently payable to or for participants, dependents, and beneficiaries are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30, 1998 or 1997, respectively, but not yet paid as of those dates. There were no such payables at September 30, 1998.

MHM SERVICES INC. 401(k) SAVINGS PLAN

Item 27a -- Schedule of Assets Held for Investment Purposes

September 30, 1998

=========================================================================================================

                     Shares or                                                                   Current
Issuer                   units   Description                                            Cost       value
---------------------------------------------------------------------------------------------------------

* Charles Schwab        15,325   American Century:  Income & Growth Fund         $   396,512     381,751
* Charles Schwab         9,444   Papp American Abroad Fund                           248,972     237,703
* Charles Schwab         6,248   Manager's Special Equities Fund                     383,496     319,698
* Charles Schwab         5,113   Hotchkis & Wiley International Fund                 119,416     105,732
* Charles Schwab         8,063   Stein Roe Income Trust Income Fund                   80,599      79,658
* Charles Schwab       150,708   Schwab Institutional Advantage Money Fund           151,879     151,879
* Charles Schwab                 Westwood Balanced Fund                               11,402      10,948
* MHM Services, Inc.    70,312   MHM Services Inc.                                   101,621      76,921
---------------------------------------------------------------------------------------------------------

                                 Total investments                               $ 1,493,897   1,364,290
=========================================================================================================

Plan                    14,145   Loan Fund (interest rates ranging from 9.5% to       14,145      14,145
                                 10%, maturing through 2008).
=========================================================================================================

* Party-in-interest

MHM SERVICES INC. 401(k) SAVINGS PLAN

Item 27d -- Schedule of Reportable Transactions

Year ended September 30, 1998

============================================================================================

                                                               Number of
                                              Number of        shares or
Description                                 transactions           units          Purchases
--------------------------------------------------------------------------------------------

SINGLE TRANSACTIONS

AMCENT:  Income & Growth Fund                         1           15,977         $  414,759

Papp American Abroad Fund                             1           11,505            300,965

Manager's Special Equities Fund                       1            5,746            353,945

Hotchkis & Wiley International Fund                   1            6,051            140,800

Stein Roe Income Trust Fund                           1           10,816            108,162

Schwab Instl Advantage Money Fund                     1          161,607            161,607

Large Capitalization Value Equity Fund                1           26,604                  -

Large Capitalization Growth Equity Fund               1           16,795                  -

Small Capitalization Growth Equity Fund               1           19,642                  -

International Equity Fund                             1           13,777                  -

Intermediate Fixed Income Fund                        1           13,255                  -

Stable Value Fund                                     1          161,607                  -

Mediq Shares                                          1           13,863                  -

SERIES OF TRANSACTIONS

AMCENT:  Income & Growth Fund                        92           23,200            600,854
AMCENT:  Income & Growth Fund                        28            7,875                  -

Papp American Abroad Fund                           104           15,076            397,245
Papp American Abroad Fund                            36            5,633                  -

Managers Special Equities Fund                       80            7,506            461,092

Hotchkis & Wiley International Fund                  80            7,834            182,885

Stein Roe Income Trust Fund                          79           13,972            139,715

Schwab Instl Advantage Money Fund                    77          248,392            248,392
Schwab Instl Advantage Money Fund                    31           97,684                  -

Large Capitalization Value Equity Fund                7           26,772                  -

Large Capitalization Growth Equity Fund               6           16,878                  -

Small Capitalization Growth Equity Fund               -                -                  -
Small Capitalization Growth Equity Fund               6           19,717                  -

International Equity Fund                             6           13,903                  -

Intermediate Fixed Income Fund                        9          853,476              6,944
Intermediate Fixed Income Fund                        5           13,298                  -

Stable Value Fund                                     7          165,086                  -
============================================================================================


==============================================================================================

                                                                    Sales
                                            --------------------------------------------------
                                                                                         Gain
Description                                         Cost            Proceeds           (Loss)
----------------------------------------------------------------------------------------------

SINGLE TRANSACTIONS

AMCENT:  Income & Growth Fund                 $        -          $        -        $       -

Papp American Abroad Fund                              -                   -                -

Manager's Special Equities Fund                        -                   -                -

Hotchkis & Wiley International Fund                    -                   -                -

Stein Roe Income Trust Fund                            -                   -                -

Schwab Instl Advantage Money Fund                      -                   -                -

Large Capitalization Value Equity Fund           283,071             414,759          131,688

Large Capitalization Growth Equity Fund          201,803             300,965           99,162

Small Capitalization Growth Equity Fund          302,486             353,945           51,459

International Equity Fund                        142,258             140,800           (1,458)

Intermediate Fixed Income Fund                   106,851             108,161            1,310

Stable Value Fund                                161,607             161,607                -

Mediq Shares                                      56,316             118,067           61,751

SERIES OF TRANSACTIONS

AMCENT:  Income & Growth Fund                          -                   -                -
AMCENT:  Income & Growth Fund                    204,342             212,725            8,383

Papp American Abroad Fund                              -                   -                -
Papp American Abroad Fund                        148,273             152,902            4,629

Managers Special Equities Fund                         -                   -                -

Hotchkis & Wiley International Fund                    -                   -                -

Stein Roe Income Trust Fund                            -                   -                -

Schwab Instl Advantage Money Fund                      -                   -                -
Schwab Instl Advantage Money Fund                 97,684              97,684                -

Large Capitalization Value Equity Fund           284,835             417,410          132,575

Large Capitalization Growth Equity Fund          202,760             302,440           99,680

Small Capitalization Growth Equity Fund                -                   -                -
Small Capitalization Growth Equity Fund          303,646             355,414           51,768

International Equity Fund                        143,555             142,132          (1,423)

Intermediate Fixed Income Fund                         -                   -                -
Intermediate Fixed Income Fund                   107,190             108,511            1,321

Stable Value Fund                                165,086             165,086                -
==============================================================================================

                                   Signature





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 Mental Health Management, Inc.
                                                 Employees' Savings Plan



Date:  March 26, 1999                            By:  /s/ Cleveland E. Slade
                                                      -----------------------
                                                      Cleveland E. Slade
                                                      Vice President and
                                                      Chief Financial Officer
                                                      MHM Services, Inc.

                        CONSENT OF INDEPENDENT AUDITORS



The Board of Directors
MHM Services, Inc.

We consent to the use of our report dated November 20, 1998, on the statements of net assets available for plan benefits as of September 30, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended September 30, 1998 for the MHM Services, Inc. 401(k) Savings Plan (the "Plan") included in the Annual Report on Form 11-K relating to the Plan filed by MHM Services, Inc. for the years ended September 30, 1998 and 1997, and to the incorporation by reference of such report in the Registration Statement on Form S-8 pertaining to the Plan (File No. 333-09147).

KPMG LLP

McLean, Virginia
March 26, 1999